FEDERATED MDT SERIES
                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7010

                                August 28, 2007


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

      RE:    FEDERATED MDT SERIES(the "Trust")
               Federated MDT Balanced Fund
             1933 Act File No. 333-144739

Dear Sir or Madam:

      The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission's staff on August 8, 2007 As discussed with the SEC examiners, Keith O'Connell and Laura Hatch, the following changes have been made:

1. We have incorporated by reference the most current Federated MDT Balanced Fund ("FMDTBF") Prospectus.

2. We have added language to more fully explain why we think FMDTBF is a more viable fund.

3.    We have updated all relevant dates in the proxy.

4. We have added a sentence to reflect the greater equity exposure that Federated Managed Allocation Portfolios will be subject to.

5.    We have corrected the noted typographical errors.

6.    We have added a portfolio turnover risk section into the proxy.

7. We have fixed and reviewed the footnotes in the fee tables to more accurately reflect the disclosure presented.

8. We have added the phrase "Pro Forma Combined" to all fee tables and in addition, the word "voluntary" has been added to all fee table examples.

9. In the phrase "Total Actual Annual Fund Operating Expenses", we have agreed to take out the word "Actual".

10.   In the bar chart for FMDTBF, we have revised the Lipper Index definition.

11. We have explained to the examiner the reason reimbursement footnotes do not apply to all share classes.

12. We have added to the proxy the financial highlights for FMDTBF for the semi-annual period ending January 31, 2007.

13.   All redemptions will be made in cash, and not Redemption in Kind.

14. We have added in language explaining the application of the CDSC and relevant exclusions that apply to the Federated Managed Allocation Portfolios Select Shares.

15. We have explained the differences in the Shareholder Services Fees and the 12b-1 Fees to the examiner.

16. We have explained the reason for the Institutional Shares of Federated Managed Allocation Portfolios to be merged into Class A Shares of FMDTBF rather than into Institutional Shares.

      If you have any questions on the enclosed material, please contact me at
(412) 288-6659.



                                                   Very truly yours,



                                                   /s/ Joseph W. Kulbacki
                                                   Joseph W. Kulbacki
                                                   Paralegal

Enclosures